SCHEDULE II

BROOKFIELD WEALTH SOLUTIONS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director	Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York, 10281-1048, U.S.A	Vice Chair, Brookfield Asset Management Ltd.	United States of America
Dr. Soonyoung Chang, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Senior Advisor, Investment Corporation of Dubai	Republic of Korea
William Cox, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Corporate Director	Bermuda
Michele Coleman Mayes, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Corporate Director	United States of America
Michael McRaith, Director and Vice Chair	Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York, 10281-1048, U.S.A	Vice Chair, Brookfield Wealth Solutions Ltd.	United States of America
Gregory Morrison, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Corporate Director	Canada
Lori Pearson, Chair of the Board	Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Lars Rodert, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Founder and Chairman, ÖstVäst Advisory AB	Sweden
Anne Schaumburg, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Business Executive; Director	United States of America
Sachin Shah, Director and Chief Executive Officer	Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Chief Executive Officer, Brookfield Wealth Solutions Ltd.	Canada
Thomas Corbett, Chief Financial Officer	Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Chief Financial Officer, Brookfield Wealth Solutions Ltd.	Canada
Paul Forestell, Managing Partner and Chief Actuary	Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Actuary, Brookfield Wealth Solutions Ltd.	Canada
Lorenzo Lorilla, Chief Investment Officer	Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York, 10281-1048, U.S.A	Chief Investment Officer, Brookfield Wealth Solutions Ltd.	United States of America